 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Simpson, Bob R. (Last) (First) (Middle) 810 Houston Street (Street) Fort Worth, TX 76102 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol XTO Energy Inc. XTO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/03/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/03/2002		M (1)		67,500	A	$0		D
Common Stock	12/03/2002		F (2)		34,729	D	$24.54	2,332,670	D
Common Stock								65,428 (3)	I	401(k) Plan
Common Stock								8,980 (4)	I	Custodial Account
Common Stock								11,250 (5)	I	By Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Performance Shares	$0	12/03/2002		A		67,500		(6)	12/03/2012	Common Stock	67,500	$0	67,500	D
Performance Shares	$0	12/03/2002		M (1)			67,500		10/30/2012	Common Stock	67,500	$0	0	D
Explanation of Responses:

(1) Vesting of performance shares granted under the 1998 Stock Incentive Plan when the common stock traded at or above $25.00.
(2) Shares withheld in payment of tax liabilities in accordance with Rule 16b-3.
(3) Shares owned as of Decembeer 4, 2002 through the 401(k) Plan.
(4) Held in custodial account for minor children. There have been no transactions in this account since the last Form 4, however, the balance reported in the Form 4 for October 30, 2002 was inadvertently entered as 8,890 instead of 8,980.
(5) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.
(6) Grant of performance shares under the 1998 Stock Incentive Plan that will vest when the common stock trades at or above $26.67.

By: /s/ Frank G. McDonald, Attorney-in-Fact for Bob R. Simpson 12/05/2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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